# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medirom Healthcare Technologies Inc., CIK 0001819704
CUSIP: 58510H103
Title of class of securities: American depositary shares, each representing one common share, no par value
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0001960054
Persons authorized to receive notices and communications: Jun Kanma, c/o Kufu Company Holdings, Inc., Mita Ko, 1-4-28 Mita Minato-ku, Tokyo, Japan (M0), 108-0073, (813)6435-1687

## Reporting persons
- Kufu Company Holdings, Inc. (CIK 0001960054): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each representing one common share, no par value
Name of issuer: Medirom Healthcare Technologies Inc.
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No. 3 (this "Amendment No. 3") to statement on Schedule 13D, which was initially filed on January 6, 2023 and amended on May 30, 2025 and March 30, 2026 (as amended, the "Schedule 13D"), relates to the American depositary shares ("ADSs") of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan (the "Issuer"), whose principal executive offices are located at 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo 135-0091.

Each ADS represents one common share, no par value, of the Issuer (the "Common Shares").

This Amendment No. 3 amends and supplements the Schedule 13D to report that the Reporting Person is no longer the beneficial owner of any Common Shares. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Except as set forth herein, all Items of the Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented to add the following:

On July 14, 2026, the Bonds previously held by the Reporting Person were redeemed in full. As a result, the Reporting Person no longer beneficially owns any Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. The Reporting Person has not engaged in any transaction in ADSs in the 60 days prior to the filing of this Schedule 13D other than as described in Item 4.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Kufu Company Holdings, Inc.: /s/ Jun Kanma, Jun Kanma/Director (07/16/2026)